HIVE Blockchain Announces Appointment of Aydin Kilic as Chief Executive Officer

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated September 2, 2022 to its amended and restated short form base shelf prospectus dated January 4, 2022.

Vancouver, British Columbia--(Newsfile Corp. - January 17, 2023) - HIVE Blockchain Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: HBFA) (the "Company" or "HIVE") is pleased to announce today that the Board of Directors of the Company has appointed Mr. Aydin Kilic as President & Chief Executive Officer. He will report to Executive Chairman Frank Holmes while overseeing the tactical execution of the Company's global strategies, business development initiatives and engagement with the capital markets.

Frank Holmes, Executive Chairman, stated: "Mr. Kilic was onboarded in the summer of 2021 as President & Chief Operating Officer of HIVE with the vision to replace me as the Interim Chief Executive Officer to be the full time Chief Executive Officer. I can proudly state that Aydin has exceeded expectations and has proven himself to the Board of Directors, the employees under his leadership, shareholders and to myself that he has what it takes to provide senior executive leadership to HIVE. Aydin is a passionate and curious executive dedicated to learning and we have watched Aydin embrace our performance-inspired team culture which is based on the agility mindset and a disciplined focused work ethic. In the last 18 months he guided the Company with achieving its own record-breaking revenues, record returns on invested capital, enviable operational growth in terms of equipment purchases and new infrastructure build-outs and deployments in Sweden and New Brunswick, and he has lead our team into repeatedly being named by independent analysts, such as Anthony Power, as the Most Efficient Miner." Mr. Holmes continued, "While I will maintain my role in providing a macro-strategic outlook to HIVE through my position as Executive Chairman, I'm proud to say that Aydin has earned this title and it gives me great pleasure to pass him the torch."

Aydin Kilic stated, "Frank Holmes is a great mentor with invaluable experience and a highly respected innovative track record in the global capital markets, and I am grateful for the opportunity that Frank and the HIVE Board of Directors has provided me. I am excited to continue learning from him, while also pushing the frontier of innovation and excellence at HIVE. My commitment to our Company's ascent is driven by my enthusiasm to grow value for HIVE shareholders."

Under Mr. Kilic's leadership HIVE has reached numerous milestones including but not limited to:

  Completed construction of a 70MW state of the art data center campus in New Brunswick;
  Bitcoin hashrate grew over 200% from 700 PH/s in the summer of 2021 to 2.4 Exahash of Bitcoin mining hashrate in November 2022;
  Achieved a peak Ethereum mining hashrate of 6.5 Terahash prior to the Ethereum merge. HIVE then navigated the Ethereum merge, all while continuing to generate cash flow in the form of Bitcoin from HIVE's fleet of GPU's without additional capex;
  The global mining efficiency of HIVE's fleet of ASICs improved, through the use of software optimization, to optimize gross mining margins during the recent crypto bear market;
  Achieved record quarter of revenue of $68M USD for the 3-month period ending December 31, 2021;
  Mined digital assets with an equivalent value of 4,572 Bitcoin during the 2022 calendar year, a 13% increase to the year prior (digital assets mined of 4,032 Bitcoin) during a period where Bitcoin Network Difficulty increased 46%;

  Successfully launched the HIVE BuzzMiner powered by the Intel Blockscale ASIC;
  Strategically deployed capital to acquire 3,570 S19j Pro miners at steeply discounted pricing during a bear market, when prices were at a 90% discount to the year prior;
  Implemented a forward-thinking energy strategy with hedging programs where HIVE has been able to elect to earn income by selling power back to the grid, and grid-balancing while mining in Sweden; and
  Oversaw the in-house development of multiple R&D initiatives, one of which being the development of HIVE's immersion mining projects.

The Company has explored various business development initiatives in the last 18 months, including but not limited to large scale expansion into the US, ASIC equipment financing, and lending using Bitcoin as collateral. Mr. Holmes noted, "Our success in the past 18 months comes from both the opportunities we have pursued, but also other opportunities we have researched and decided to forego further to our internal risk analysis, strong governance processes and sophisticated due diligence practices." Mr. Holmes continued, "Aydin's appointment is another example my modus operandi of putting proven leaders into earned positions."

Similarly, in September of 2022, Frank Holmes appointed Gabriel Ibghy to the position of General Counsel after he had proven himself a passionate, agile and self-driven crypto veteran and lawyer who is a dedicated team player and a well-rounded executive and speaks 4 languages. Both Gabriel and Aydin's appointments demonstrate both the Board's and our confidence in the battle-tested and accomplished executives who will carry on the torch. In addition, in March 2022 we strengthened our corporate finance team, through the hire of Amarjit Samra to the position of Controller. Amarjit has brought extensive public company technical and reporting experience to the corporate reporting function of HIVE from his previous role with a Vancouver based audit firm.

Complimenting the diverse skill set of our global executive team is Mrs. Johanna Thornblad, Country President of Sweden who also speaks 3 languages. Mr. Kilic noted, "It has been a pleasure working with Johanna, having collaborated with her on numerous executive initiatives, and she has shown tremendous leadership in our ESG strategy and in hedging energy prices. I look to building our HPC initiatives with our unique GPU infrastructure in Sweden."

HIVE has a high-performance inspired culture, where different teams within HIVE use agility leadership to collaborate and rapidly solve issues. HIVE enables a forum where team members feel safe, can allow ideas to turn into great improvements with support for implementation. Mr. Kilic noted, "I believe our technological advancement in hardware, thermodynamics, software and data center optimization, give us a competitive edge in the digital asset mining sector. Additionally, these optimizations give us a unique edge in our pursuit of new initiatives such as GPU based cloud initiatives. HIVE's team of coders, analysts and technicians allow us to have one of the highest uptimes in the sector. Our focus is on achieving the highest cash flow return on invested capital, which means streamlining operations for greatest profit, not just scale."

Mr. Kilic added, "What is scale without efficiency? The race for scale has shown to have many unexpected risks which has proven unfortunate for many excellent companies. We have focused on efficiency in processes, optimization and low cost of debt on our balance sheet. Improvements of operational efficiencies are often low capex initiatives which ultimately reduce risks. We are always looking to improve the efficiency and uptime of our operations as a core strategy. We believe that shareholders value the economies of efficiency, not just scale, as essential to flourish in Bitcoin mining, and we strive to consistently implement economies of efficiency at HIVE."

Mr. Holmes noted, "We are very mindful about the management and allocation of our human resources, capital, energy, and technology. We have vertically integrated our supply chain of Bitcoin ASIC miners in collaboration with Intel. We have geographically diverse, green-energy focused data centers on our balance sheet. We believe that decentralized data centers that we can build, own and operate, will create sustainable value for our shareholders, as digital asset mining and needs for computing power for AI applications evolve."

Mr. Holmes concluded, "Ultimately, through excellence and execution, we believe HIVE Blockchain will be a pillar of institutional grade Bitcoin mining. Our executive team brings a seasoned and multi-faceted skillset which are needed in an evolving and volatile industry. More importantly the team has demonstrated profound synergy in the last year, during a polar bear crypto market."

Mr. Kilic says, "I am excited about riding the great digital transformation with our amazing team of professionals and dedicated employees in the years ahead."

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source only green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of ETH and BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies, primarily BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, business goals and objectives of the Company; the ability of management of the Company to innovate, develop, support and execute business plans and generally, to operate the Bitcoin Mining operations on an efficient and economic basis; the HIVE BuzzMiners to operate at expected levels of performance, the merits of expanding the deployment of the HIVE BuzzMiners; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of newinformation, future events or otherwise, other than as required by law.

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